Report of Independent Registered
Public Accounting Firm
The Board of Directors
Dreyfus Funds, Inc.

We have examined managements assertion,
included in the accompanying Management
Statement Regarding Compliance with Certain
Provisions of the Investment Company Act of 1940, that Dreyfus Mid-Cap Growth Fund (the Fund), the sole series of Dreyfus Funds, Inc., complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of
1940 as of April 30, 2015, and from February 28,
2015 (the date of the Funds last examination), through April 30, 2015, with respect to securities reflected in the investment accounts of the Fund.
Management is responsible for the Funds
compliance with those requirements. Our responsibility is to express an opinion on managements assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among
our procedures were the following tests performed
as of April 30, 2015, and with respect to agreement
of security purchases and sales, for the period from
February 28, 2015 through April 30, 2015:
1.	Obtained The Bank of New York Mellons
(the Custodian) security position
reconciliations for all securities held by sub
custodians and in book entry form and
verified that reconciling items were cleared
in a timely manner;
2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged or
placed in escrow or out for transfer with
brokers or pledgees;
3.	Reconciliation of the Funds accounting
records to the Custodians records as of
April 30, 2015;
4.	Agreement of pending purchase activity for
the Fund as of April 30, 2015 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Fund as of April 30, 2015 to documentation
of corresponding subsequent bank
statements;
6.	Agreement of a minimum of five security
purchases and five security sales from the
period February 28, 2015 through April 30,
2015, from the books and records of the
Fund to the bank statements noting that they
had been accurately recorded and
subsequently settled;
7.	Review of the BNY Mellon Asset Servicing
Custody and Securities Lending Services
Service Organization Control Report (SOC
1 Report) for the period April 1, 2014 to
March 31, 2015 and noted no relevant
findings were reported in the areas of Asset
Custody and Control;
8.	We inquired of the Custodian to confirm
that all control policies and procedures
detailed in Section III Control Objectives,
Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from April 1, 2015 through April
30, 2015. In addition, we have obtained
written representations from the Custodian
confirming the above.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the
Funds compliance with specified requirements.
In our opinion, management's assertion that the
Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of April 30, 2015, and
from February 28, 2015 through April 30, 2015,
with respect to securities reflected in the investment
accounts of the Fund is fairly stated, in all material
respects.
This report is intended solely for the information
and use of management and the Board of Directors
of Dreyfus Funds, Inc., and the Securities and
Exchange Commission and is not intended to be and
should not be used by anyone other than these
specified parties.
/s/ KPMG LLP
New York, New York
December 23, 2015







December 23, 2015
Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Mid-Cap Growth Fund
(the Fund), the sole series of Dreyfus Funds, Inc., is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies, of the Investment
Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of April 30, 2015 and from February 28, 2015 through April 30, 2015.

Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30,
2015 and from February 28, 2015 through April 30,
2015 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus Funds, Inc.




Jim Windels
Treasurer

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